Exhibit 99.6

Company	Wolseley PLC
TIDM	WOS
Headline	Acquisition Update
Released	07:00 20-Sep-06
Number	1947J

RNS Number:1947J
Wolseley PLC
20 September 2006

Wolseley plc
Acquisitions update
£22 million spent on three acquisitions taking total for year ending
31 July 2007 so far to £49 million

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, announced today three further acquisitions for an aggregate consideration of £22 million. In a full year, these acquisitions are expected to add approximately £30 million in additional revenue.

Since the beginning of the financial year on 1 August 2006, a total of six businesses in Europe and North America have been acquired for an aggregate consideration of approximately £49 million. These six acquisitions are expected to add approximately £91 million to Group revenue in a full year. Goodwill and intangible assets related to these acquisitions is estimated to be around £29 million. These totals do not include the acquisition of DT Group (formerly known as Danske Traelast) which was announced on 24 July 2006 and is expected to complete in the next eight days.

North America

On 21 August 2006, Ferguson acquired the assets of United Automatic Heating Supply Ltd ("United Automatic") from James Haskell. United Automatic is an Ohio based distributor of heating ventilation and air conditioning equipment and supplies. In the year ended 31 December 2005, United Automatic had revenue of $29.4 million (£15.7 million) and gross assets of $5.4 million (£2.9 million) at that date.

Europe

On 31 August 2006, Brossette acquired Sigmatec SAS ("Sigmatec") from Mr Gournay. Sigmatec is an electrical distributor based in Northern France. In the year ended 31 March 2006, Sigmatec had revenue of €5.6 million (£3.8 million) and gross assets of €0.4 million (£0.3 million) at that date.

On 19 September 2006, Wolseley UK acquired Morris Insulation Ltd, Acoustic and Thermal Insulation Ltd, Customised Insulation Manufacturers Ltd and Construction Insulation Distributors Ltd ("the Insulation Companies") from Rhodes Securities Limited. The Insulation Companies, based in Dublin, are the leading distributors of insulation materials in the Republic of Ireland. In the year ended 31 August 2005, the Insulation Companies had revenue of €15.6 million (£10.5 million) and gross assets of €12.7 million (£8.5 million) at that date.

The divisional split of the total acquisition spend since 1 August 2006 is:

Division	No. of Acquisitions	Spend
		£ Million

Europe	3	20
North America	3	29
TOTAL	6	49

Chip Hornsby, Group Chief Executive of Wolseley said:

"We are delighted to announce these three further acquisitions which will help us continue to grow our business in Europe and North America. These acquisitions support our strategy of growing the business through acquisition and organic growth."

ENQUIRIES:

Investors/Analysts:

Guy Stainer	0118 929 8744
Head of Investor Relations	07739 778187

John English	001 513 771 9000
Director, Investor Relations North America	001 513 328 4900

Media:

Penny Studholme	0118 929 8886
Director of Corporate Communications	07860 553834

Brunswick	020 7404 5959
Andrew Fenwick
Nina Coad

Exchange Rates

The following exchange rate has been used for the acquisitions noted above:

£1 = $1.88, £1 = €1.49

Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations including, without limitation, discussions of the Company's business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials in North America, the UK and Continental Europe. Group revenues for the year ended 31 July 2005 were approximately £11.3 billion and operating profit, before amortisation of acquired intangibles, was £708 million. Wolseley has more than 71,000 employees operating in 14 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS, NYSE: WOS) and is in the FTSE 100 index of listed companies.

– ENDS –

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